Exhibit 4.8

TRANSLATION

(FOR REFERENCE PURPOSE ONLY)

Sino-foreign investment enterprise

Beijing Yuande Bio-Medical Engineering Co., Ltd.

Articles of Association

SECTION 1 - GENERAL

Article 1.	In order to establish the legal status of Beijing Yuande Bio-Medical Engineering Co., Ltd. (hereinafter referred to as the “Company”), standardize the organization and action of the Company, protect the lawful interests of the Company, the parties to the Company and the creditors, so as to turn it into a self-developing, self-binding and well-functioned mechanism, Beijing Chengxuan Economic and Trade Co., Ltd. (hereinafter referred to as “Chengxuan”), Golden Meditech (BVI) Company Limited (hereinafter referred to as “Meditech”), and GE (China) Co., Ltd. (hereinafter referred to as “GE”) – jointly referred to as “parties to the Company” and unilaterally referred to as “the party of the Company” – based on the “Company Law Of the People’s Republic of China”, “Sino-foreign investment enterprise Laws of the People’s Republic of China”, and the provisions of relevant laws and regulations, formulate the Articles of Association (hereinafter referred to as the “Articles”).

Article 2.	The Company is a Sino-foreign investment enterprise established upon approval by the relevant examination and approval authorities. The Company is registered with the Beijing Administration for Industry and Commerce. The Company is incorporated on 26th July, 1999.

Article 3.	The Company is named “Beijing Yuande Bio-Medical Engineering Co., Ltd.” and its legal address is at No. 24 Yongchang Road North Road, Beijing Economic-Technological Development Area, Beijing 100176.

Article 4.	The Company shall be governed and protected by the laws of the PRC. The activities of Company shall abide by the laws, regulations and relevant rules of the PRC.

Article 5.	The Company shall be a limited liability company, an independent legal person, entitled to enjoy the civil rights and bear the civil liabilities according to the laws. In compliance with the principles of holding shares at one’s own will, equity parity, joint profit-sharing, and joint undertaking of risks, the parties to the Company shall be held responsible for the Company in proportion to their respective amount of contribution to the registered capital. The Company shall bear the liabilities subject to its entire assets.

Article 6.	Upon unanimous consent of the board of directors and the approval by the relevant government departments, the Company, according to the provisions of the laws and regulations in China, is entitled to invest in other companies or enterprises in and out of China, or pay the admission fee to become the shareholder, the beneficial owner, the organizer or the member of the private non-enterprise units (confined to the industry of medical treatment and medical practitioners) or legal bodies (confined to the industry of medical equipment). However, the Company shall not become the shareholder, partner or member bearing unlimited liabilities for other profit-making organizations or non-profitable organizations (no matter whether they are the legal persons or not).

Article 7.	Upon unanimous consent of the board of directors and the approval by the relevant government departments, the Company is entitled to set up branches in and out of China.

SECTION 2 - PARTIES TO THE COMPANY

Article 8.	The parties to the Company are as follows:

	(a)	Beijing Chengxuan Economic and Trade Co., Ltd.: a limited liability company incorporated under the laws of the People’s Republic of China (the “PRC”), with its legal address at No. 13 Taoranting Road, Xuanwu District, Beijing, China.

Authorized Representative: Xiaodong Wu Position: Executive Director Nationality: Chinese

(b) Golden Meditech (BVI) Company Limited: a limited liability company incorporated under the laws of the British Virgin Islands, with its registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Legal Representative: Kam Yuen Position: Director Nationality: Chinese

(c) GE (China) Co., Ltd.: a foreign investment company established under the laws of the PRC, with its legal address at 17th Floor, Henglong Square, No. 1266, Nanking West Road, Jinan District, Shanghai 200040, China

Legal Representative: Steve Schneider Position: Chairman of the Board of Directors and the Chief Executive Officer Nationality: The United States of America

SECTION 3 - OBJECTIVES AND SCOPE OF OPERATION OF THE COMPANY

Article 9.	The operation objectives of the Company are: to make use of the advanced modern technology and the scientific management methods to develop the Company into a medical equipment enterprise with international competitiveness, so as to obtain satisfactory economic benefits for the parties to the Company.

Article 10.	The scope of operation of the Company covers: medical equipment, the technical development of biological and medical engineering, technical services, technical training, manufacture and sales (except the projects without special licensed permission).

Article 11.	The Company, based on the requirements for business development, is entitled to adjust its scope of operation, upon unanimous consent of the board of directors and the approval by the relevant government departments.

SECTION 4 - TOTAL INVESTMENT, REGISTERED CAPITAL AND CAPITAL CONTRIBUTION

Article 12.	The total investment of the Company is RMB One Hundred Sixty Million (RMB160,000,000) only.

Article 13.	The registered capital of the Company is RMB Sixty-seven Million and One Hundred Thousand (RMB67,100,00) only and fully contributed by the parties to the Company.

Article 14.	The means and proportion of capital contribution by the parties to the Company are as follows:

(a) The capital contribution subscribed by Chengxuan is RMB Forty Million and Two Hundred Sixty Thousand (RMB40,260,000) only, taking 60% of the registered capital;

(b) The capital contribution subscribed by Meditech is in U. S. Dollars equivalent to RMB Sixteen Million and Seven Hundred Seven-five Thousand (RMB16,775,000) only, taking 25% of the registered capital;

(c) The capital contribution subscribed by GE is in U. S. Dollars equivalent to RMB Ten Million and Sixty-five Thousand (RMB10,065,000) only, taking 15% of the registered capital.

Article 15.	Based on the issue of the report on the capital examination by the registered accountant employed by the Company, the Company shall sign and issue the capital verification certificate. The main contents of the capital verification certificate are: the name of the Company, the date of incorporation, the names of the parties to the Company and their respective capital contribution, the date of capital contribution and the date of issuing the capital verification certificate etc.

Article 16.	Within the term of the Company, the Company shall not reduce the registered capital. In case of the actual need for such reduction due to the changes in the total investment and the scope of production and operation etc., it shall be subject to the unanimous consent of the board of directors and the approval by the relevant government departments.

Article 17.	The increase of the registered capital of the Company shall be subject to the unanimous consent of the parties to the
Company and the approval by the original examining and approving organization. In the case of increasing the registered capital, the parties to the Company shall be entitled to subscribe for the increase of the capital contribution in proportion to their respective capital contribution.

Article 18.	Without the prior written consent of GE, Chengxuan and Meditech shall not directly or indirectly transfer or attempt to transfer their respective capital contribution or any equity interests in the Company to any GE Competitor (defined hereunder), and shall not conclude any contract, agreement or arrangement for such equity for the benefit of those competitors. For the purpose of this paragraph, “GE Competitor” means any Entity which is directly or indirectly engaged or participates anywhere in the world in the research, development, manufacture, assembly, distribution or sale of medical imaging equipment, or patient monitoring equipment or information systems for use with such equipment or services related to the foregoing.

Without the prior written consent of Meditech, Chengxuan and GE shall not directly or indirectly transfer or attempt to transfer their respective capital contribution or any equity interests in the Company to any Meditech Competitor (defined hereunder), and shall not conclude any contract, agreement or arrangement for such equity for the benefit of those competitors. For the purpose of this paragraph, “Meditech Competitor” means Medtronic, Inc., Baxter International Inc., Haemonetics Corporation or Fresenius Kabi or their respective Affiliates.

Article 19.	Without the prior consent of other parties to the Company, any party to the Company shall not set pledge or any other guaranteed interests against the equity of the Company held by such party.

Article 20.	The transfer of part of all of its equity of the Company by a party to the Company shall be conducted according to the relevant terms of the Sino-foreign investment enterprise contract signed by all parties to the Company on 12th May 2004 (hereinafter referred to as “the Contract”).

SECTION 5 - THE BOARD OF DIRECTORS

Article 21.	The Company sets up the board of directors which is the highest power organ of the Company. The board of directors comprises three directors. One of them is appointed by Chengxuan, one by Meditech, and one by GE. The director appointed by Chengxuan shall be the sole chairman of the board of director.

The chairman shall be the legal representative of the Company. Without being empowered by the board of directors, the chairman shall not sign on behalf of the Company any contract or agreement related to the matters which shall be passed by resolution in the board meeting.

Article 22.	The tenure of each director is four (4) years. The director may be replaced by the appointing party at any time. The director may serve consecutive terms upon re-appointment by the original appointing party. In the event of any vacancy for the director taking up the duties for the board of directors due to the director’s retirement, resignation, replacement, loss of competent capacity or death, the original appointing party shall appoint the successor for that director until the remaining tenure of that director expires. All parties to the Company, in the appointment or replacement of the director, shall give prior written notice to other parties to the Company. The appointment and replacement of the director, the designation of the chairman and the changes of the Company and other parties shall take effect immediately upon receipt of such notice.

Article 23.	For any claim or responsibility arising from taking up the director’s duties for the Company and the performance of the duties as the director of the Company against any director, as long as it is not due to the willful or improper act or significant negligence or criminal offence committed by that director, the Company shall try its best to assist that director in dealing with such claim or responsibility so that the director shall not be liable to being held responsible, and shall compensate the director being claimed and held responsible for all losses thus incurred.

Article 24.	The board of directors shall decide on all significant matters of the Company. Its terms of reference are as follows:

	(a)	to decide on the development, direction and the long-term development planning of the Company;

	(b)	to amend the articles of association of the Company;

	(c)	to decide on the increase, reduction or transfer of the registered capital of the Company;

	(d)	to decide on the merger, de-merger, change of organization pattern or re-structure of the Company;

	(e)	to decide on the termination and dissolution of the Company;

	(f)	to decide on the investment of the Company in other companies or entities;

	(g)	to decide on the significant business changes of the Company;

	(h)	to approve the dealing between the Company and any party to the Company or its affiliate;

	(i)	to approve the Company to provide any third party with the guarantee in any form or to agree to take up responsibilities jointly and severally;

	(j)	to approve to obtain from any third party a loan in one lump sum (including the financing for profit-sharing obligations) exceeding the amount of RMB Twenty Million (RMB20,000,000) (including the principal), and within one fiscal year, to obtain from any third party various loans (including financing for profit-sharing obligations) totaling RMB Fifty Million (RMB50,000,000) (including the principal);

	(k)	to employ the external accountant or auditor for the Company;

	(l)	to approve the annual financial statements, the income and expenditure budget, the annual profit distribution scheme and the loss compensation schemes etc.;

	(m)	to decide on the amortization of the reserve fund, the enterprise development fund, and the employees’ welfare and incentive fund;

	(n)	to set up branches or other business venues;

	(o)	to appoint or dismiss the general manager, to employ or fire the deputy general manager, the chief accountant and the chief engineer etc. of the Company nominated by general manager;

	(p)	to decide on the asset acquisition, mortgage, pledge, sale, lease or other matters other than the normal business operation;

	(q)	to set up the basic management system of the Company;

	(r)	other significant matters requiring the approval of the board of directors.

Article 25.	The board meeting shall be convened at least once a year and be held at the address of the Company or the other venue specified by the board of directors.

Article 26.	The board meeting shall be convened and presided by the chairman. In the event of his failure to convene, the chairman shall appoint the other director to be responsible for convening and presiding the board meeting. Upon proposal together with the description of the contents intending to be discussed made to the chairman by more than one-third of the directors, the chairman shall, within 15 days upon receipt of that proposal, convene an extra-ordinary board meeting.

Article 27.	10 days prior to convening the board meeting, the chairman, shall provide all the directors with the written notice to convene the meeting. Such notice shall indicate explicitly the contents, time, venue and agenda of the meeting. However, in the event that any director though having not received such notice, has in fact attended the board meeting, he shall be deemed to have given up the requirement for the written notice stipulated by this article. Any resolution passed in the board meeting not having convened in compliance with the stipulation of the previous sentence shall be null and void.

Article 28.	The board meeting shall be held only when two-thirds or more than two-thirds of all the directors are present.

Article 29.	In the event of failure to attend the board meeting, the director may appoint a proxy in writing to attend the meeting on his/her behalf. In the event that the director appointed by any party to the Company has not attended the board meeting without appointing any proxy to attend the meeting on his behalf, resulting in the failure to pass the resolutions regarding the matters indicated in the notice of meeting as the board meeting is unable to comply with the quorum required by the articles of association, then the chairman shall, within 10 days after the original date of the meeting, provide all parties to the Company and their respective appointed directors again with the written notice to convene the meeting by registered mail. All directors shall, within 10 days upon receipt of the registered mail, issue by fax or registered mail the notice to indicate whether they will be present or not. In the event of the informed person’s failure to issue within the foregoing term the notice to indicate whether he/she will be present or not, to be present on time and to appoint any proxy to be present on his/her behalf, then, it shall no longer be necessary to comply with the provisions of Article 28 and the board meeting may be convened in a normal manner. That director shall be deemed to have given up his/her voting right in this board meeting and his/her voting right shall not be counted as the valid voting right for this board meeting. Other meeting rules shall still be applied to the procedure of the board meeting required by the articles of association.

Article 30.	The minute of the board meeting shall be recorded in detail and signed by all the directors present and by any proxy (if any) present. The letter of authorization shall be submitted at the same time. It shall be recorded in Chinese and such record shall be filed and kept by the exclusive person appointed by the chairman. Within the term of the Company, it shall not be manipulated or destroyed.

Article 31.	The following matters shall only be passed unanimously by all the directors present at the board meeting:

	(a)	the development direction and the long-term development planning of the Company;

	(b)	the amendment of the articles of association of the Company;

	(c)	the increase, reduction or transfer of the registered capital of the Company;

	(d)	the merger, de-merger, change of organization pattern or re-structure of the Company;

	(e)	the termination and dissolution of the Company;

	(f)	the investment of the Company in other companies or entities;

	(g)	the significant business changes of the Company;

	(h)	the dealing between the Company and any party to the Company or its affiliate;

	(i)	the offer of the Company to any third party for the guarantee in any form or the agreement to take up responsibilities jointly and severally;

	(j)	to obtain from any third party a loan in one lump sum (including the financing for profit sharing obligations) exceeding the amount of RMB Twenty Million (RMB20,000,000) (including the principal), and within one fiscal year, to obtain from any third party various loans (including the financing for profit sharing obligations) totaling RMB Fifty Million (RMB50,000,000) (including the principal);

	(k)	the employment of the external accountant or auditor for the Company;

(l) the approval of the annual financial statements, the income and expenditure budget, the annual profit distribution scheme and the loss compensation schemes etc.;

(m) the amortization of the reserve fund, the enterprise development fund, and the employees’ welfare and incentive fund;

(n) the establishment or cancellation of branches or other business venues;

(o) the asset acquisition, mortgage, pledge, sale, lease or other matters other than the normal business operation; and

(p) to specify the sole distributor or agent in any territory.

Article 32.	Apart from the matters stipulated by Article 31 of the articles of association, resolution other matters of the board meeting shall other than decision in relation to Article 35, Board decision must be approved by the majority of the Board. Each director has one vote.

Article 33.	Unless the member of the Board is a management personnel of the Company, the member of the Board shall serve in such capacity without any remuneration.

Article 34.	All reasonable costs incurred by the Directors in the performance of their duties as members of the Board shall be borne by the Company.

Article 35.	The Company will have one General Manager and several Assistant General Manager. General Manager shall be nominated by Chengxuan and appointed by the Board. Assistant General Manager shall be nominated by the General Manager and appointed by the Board. The term of the General Manager and the Assistant General Manager shall be for a period of four years, subject to renewal by the Board.

SECTION 6 - MANAGEMENT

Article 36.	The General Manager shall be in charge of the day-to-day operations and management of the Company, shall report to the Board, and shall carry out all matters entrusted to him by the Board. The Assistant General Manager shall assist the General Manager in his day-to-day activities.

Article 37.	The Company shall establish a department by the General Manager in accordance with the operation of the Company. Department managers shall be hired or dismissed by the General manager. The department managers report to the General Manager.

Article 38.	The General Manager is responsible and shall report to the Director and shall have the following rights:

	(a)	Managing the day-to-day operations of the Company and organizing the implementation of Board decision;

	(b)	Preparing the Annual Operating and Investment Plan;

	(c)	Drafting the plan for creating the Company’s internal department;

	(d)	Drafting the basic regulations within the Company;

	(e)	Drafting the specific regulations of the Company;

	(f)	Approving loans from third parties of no more than RMB20,000,000 (including financing for profit-sharing activities), and multiple loans in one fiscal year from any third party of no more than RMB50,000,000;

	(g)	Submit to Board approval for Assistant General Manager, Chief Engineering and Chief Accountant;

	(h)	Hiring or dismissing management personnel other than the ones who need the Board’s appointment or discharge;

	(i)	Drafting policies regarding employee salary, benefit, welfare, bonus and deciding on hiring and firing of employees

	(j)	Recommend professional consultant to the Board; and

	(k)	Handling all other major issues as authorized and directed by the Board.

A General Manager who is not a Board member shall be present at Board meeting but does not have the right to vote.

Article 39.	General Manager shall report to the Board any important contacts and their implementation and the Company’s cash flow and operation, and shall guarantee the truthfulness of his report.

Article 40.	General Manager shall not exceed the rights given by the Board.

If General Manager cannot fulfill its duty for cause, the Chairman of the Board may nominate an Assistant General Manager to conduct business on the General Manager’s behalf.

Article 41.	General Manager shall obey relevant laws, regulation and this Contract.

Article 42.	After the approval of the Board, the Chairman, the Director of the Company can be nominated as General Manager and Assistant General Manager and other senior employee.

Article 43.	General Manager and Assistant General Managers cannot hold a position in another business entity other than being a board member of such other entity (including but not limited to: general manager, or assistant general manager or chief financial officer or other senor management), cannot participate in company or act for his own behalf to compete with the Company, or obtain profit from competition, cannot use its position obtaining benefit for himself or take business opportunities from the Company.

Article 44.	The Company shall have a Chief Operation Officer, a Chief Accountant, whom shall be nominated by the General Manager and approved by the Board. Chief Engineer and Chief Accountant are responsible to the General Manager. Chief Operation Officer is responsible for the Company’s production, technology and quality. Chief Accountant is responsible for the Company’s accounting and financial matter.

Article 45.	If any of the General Manager, Assistant General Manager, Chief Operation Officer and Chief Accountant requests to resign, he shall submit his resignation in writing 30 days in advance to the Chairman.

The above management shall be dismissed by the Board of Directors and shall be liable for damages if they willfully misconduct or materially negligent.

SECTION 7 - FINANCE AND ACCOUNTING

Article 46.	The Company shall pay or deduct or withhold taxes, as required by PRC Law.

Article 47.	The accounting year of the company is from January 1 to December 31.

Article 48.	All books, records and other documentation shall be written in Chinese.

Article 49.	The accounts of the Company shall use RMB as recording currency and shall use the applicable exchange rate of the particular business day.

Article 50.	The Company shall use accrued accounting system.

Article 51.	The accounting books of the Company shall record the following information:

(a) All Company’s cash income and expense;

(b) All Company’s purchase and sale of material;

(c) The Company’s registered capital and its debt situation;

(d) The time the registered capital is paid, the increase and transfer of the registered capital.

Article 52.	The accounting department of the Company shall submit a budget plan to the Board within the first three months of an accounting year. The plan shall include a balance sheet, an income statement and a cash flow statement and related appendix. The plan shall be signed by Chief Accountant and approved by the Board.

Article 53.	Each of the Parties has the right to hire an auditor to audit the company’s account. During the audit, the Company shall cooperate and the other parties shall agree.

Article 54.	The Board shall decide on the depreciation rate for fixed assets in accordance to the tax laws governing Sino-foreign enterprises.

Article 55.	All foreign exchange matters shall be conducted in accordance with the foreign exchange rules and regulations of the PRC.

Article 56.	To the extent certain accounting records and other documents need to be submitted to local governmental authorities pursuant to PRC and local government regulation, the Company shall do so accordingly.

Article 57.	The Company shall pay or deduct or withhold taxes, as required by PRC Law.

Article 58.	The Company shall establish an internal audit system to monitor and audit internal inflow and outflow of funds and operational activities.

SECTION 8 - PROFIT DISTRIBUTION AND LOSS SHARING

Article 59.	The Company shall establish and maintain a reserve fund and a bonus and welfare fund for staff and workers from the Company’s profits after payment of all appropriate PRC taxes in accordance with the relevant PRC laws and regulations. The Board of Directors shall decide upon expenditure from any of the above funds.

Article 60.	All after-tax profits of the Company, after allocation to the funds referred to in Section 10.1 above, shall be declared and, at the discretion of the Board of Directors, distributed to the parties in accordance to their respective percentage of registered capital.

Article 61.	The Company shall pay dividends once a year and shall declare dividends three months after the end of the fiscal year. Losses incurred by the Company during any financial year may be made up from the reserve fund or brought forward to the following fiscal year as decided by the Board of Directors. Profits from previous year which has not been distributed can be distributed in the following year.

Article 62. The Parties share the Company’s losses in proportion to their respective investment amount.

SECTION 9 - EMPLOYEE

Article 63.	The Company’s labor plans, policies and provisions covering the recruitment, qualifications and testing, employment, training, dismissal and resignation, wages, labor safety, labor insurance, social security, other welfare benefits, bonuses, labor discipline, retirement and other matters concerning the staff and workers of the Company shall be handled in accordance with the applicable laws and regulations.

The Company shall negotiate and sign a labor contract with each of its staff and workers. Such labor contracts shall be filed with the relevant local labor authority if such filing is so required.

Article 64.	The Company shall have the right to dismiss staff and workers in accordance with their respective labor contracts and applicable PRC laws and regulations, to criticize, educate or take disciplinary action against staff or workers for violation of the Company’s labor policies or provisions or their respective labor contracts.

Article 65.	The Company shall pay salary in compliance with the regulation promulgated by Beijing Municipal government and should be stipulated in the employment contracts.

Article 66.	The Company shall implement procedures with respect to employee welfare, bonus, work protection and insurance to ensure the proper conduct.
SECTION 10 - TRADE UNION
Article 67.	The staff and workers of the Company have the right to establish a trade union organization and to participate in its activities in accordance with the stipulations of the Trade Union Law of the People’s Republic of China.

Article 68.	The trade union in the Company shall represent the interests of the staff and workers. The tasks of the trade union are to protect the democratic rights and material interests of the staff and workers pursuant to PRC law, to organize professional, scientific and technical studies, to carry out literary, art and sports activities, and to educate staff and workers to observe labor disciplines and strive to fulfill the economic goals and targets of the Company.

Article 69.	Union representative shall have to right to be present at Board meetings regarding employee salary, bonus, welfare, work protection, insurance and discipline. The Board shall consider the opinion of union and cooperate with union.

Article 70.	Union has the right to participate in consultation of dispute between workers and the Company.

Article 71.	If a trade union is established in the Company in accordance with the Trade Union Law, the Company shall allocate 2% of each month’s aggregate wages paid to staff and workers as trade union funds, which shall be used by the trade union in accordance with the relevant control measures for trade union funds formulated by the All China Federation of Trade Unions.
SECTION 11 - TERMINATION, DISSOLUTION AND LIQUIDATION

Article 72.	The term of the Company shall be 50 years (the “Term”) from the date the Company obtains its business license.

Article 73.	The term of this Contract may be extended if the Parties so desire and upon the unanimous approval of the Board, provided that such extension is approved by the Examination and Approval Authority.

Article 74.	The Company will dissolve upon the following events:

	(a)	The term of the Company expires;

	(b)	The Parties agree that it is in the best interest of all Parties and approved by the Board;

	(c)	One Party materially breaches this Contract or violates the Articles of Association and such breach or violation is not cured within thirty (30) days of written notice to the breaching Party;

	(d)	The Company incurs loss, its net assets is lower than 50% of its registered capital, causing the inability of operating of the Company;

	(e)	The Company does not materially reach its business purpose and no development opportunity;

	(f)	the conditions or consequences of an event of Force Majeure have a material adverse effect on the business or normal functioning of the Company and the Parties have been unable to find an equitable;

	(g)	Other reasons stated in the Company’s Article or this Contract that make it reasonable to dissolve the Company.

Other than an event specified in (c) above, dissolution shall take place after the unanimous consent of all Directors attending the Board meeting and application of dissolution shall be submitted by the Board and provided to regulatory authority for approval. If the event specified in (c) above takes place, the non-breaching party shall make such application and provide the application to regulatory authority for approval.

Article 75.	If the Company shall be wound up and liquidated, the Board shall form a liquidation committee (the “Liquidation Committee”),

Article 76.	The Liquidation Committee shall be comprised of board members. The Liquidation Committee may hire PRC CPA and lawyers to assist on liquidation.

Article 77.	The Liquidation Committee shall conduct a complete inspection of all properties, assets and liabilities of the Company, and shall create asset and liability index and valuate the Company property and provide a base of its valuation, make liquidation plan and execute such plan after the Board approval.

Article 78.	During liquidation, the Liquidation Committee shall sue or be sued on behalf of the company.

Article 79.	The compensation for their services of members of the Liquidation Committee shall be paid first from the Company’s assets.

Article 80.	The Company is responsible for all of its liabilities with its assets. The balance of the assets after paying all liabilities shall be distributed to each party in proportion to the contribution of capital of each party, unless specified otherwise by this Contract.

Article 81.	After the completion of liquidation, the Liquidation Committee shall issue a liquidation report, and submit it to the Board. After it is approved, submit it to relevant regulatory authority and complete all necessary procedures.

Article 82.	After the Liquidation of the Company, all documents and books shall be kept by the Chinese Party.

SECTION 12 - RULES AND REGULATIONS

Article 83.	The rules and regulations to be formulated by the Board of Directors of the Company shall include, without limitation:

(a) Management regulations defining the roles and functions of the Company’s officers;

(b) Internal labor plans, policies and provisions of the Company;

(c) Financial authorizations and salary scales for staff and workers;

(d) Employee assessment, promotion and demotion;

(e) Employee benefit plan;

(f) Finance policies;

(g) Accounting policies;

(h) Liquidation policy in time of liquidation; and

(i) Other rules and regulations deemed necessary or advisable by the Board of Directors.

SECTION 13 - SUPPLEMENTARY PROVISIONS

Article 84.	Any amendment to these Articles of Association shall be subject to unanimous approval of the Board of Directors and the approval of the Examination and Approval Authority.

Article 85.	If a dispute arises in connection with the interpretation or implementation of this Contract, the Parties shall attempt in the first instance to resolve such dispute through friendly consultations. If the dispute is not resolved by consultation, the dispute shall be resolve in according to Section 18 of the Contract.

Article 86.	These Articles of Association are written in Chinese.

Article 87.	The Board can set up detailed implementation policies and plans in accordance with these Articles.

Article 88.	These Articles of Association shall be submitted to the Examination and Approval Authority for approval and shall come into effect upon the date of the issuance of the Business License following the approval hereof by the Examination and Approval Authority.

IN WITNESS WHEREOF, each Party hereto has caused this Article to be executed by their duly authorized representatives on May 12, 2004.

BEIJING CHENGXUAN ECONOMIC AND TRADE CO., LTD.

By:	/s/ [and chopped]
Name:
Title:

GE (CHINA) CO., LTD.

By:	/s/
Name:
Title:

GOLDEN MEDITECH (BVI) COMPANY LIMITED

By:	/s/
Name:
Title: